                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          RENAISSANCE SOLUTIONS, INC.
        ________________________________________________________________
                               (Name of issuer)


                   Common Stock, par value $.0001 per share
        ________________________________________________________________
                        (Title of class of securities)

                                   759924103
                       _________________________________
                                (CUSIP number)

                                G. Drew Conway
                               The Registry, Inc.
                                189 Wells Avenue
                                Newton, MA 02159
                                 (617) 527-6999
_______________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)

                                 May 19, 1997
            ______________________________________________________
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                              Page 1 of 14 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              Page 2 of 14 Pages

                                      13D

CUSIP No. 759924103                                          Page 3 of 14 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    The Registry, Inc.
    No S.S. or IRS Identification Number
    04-2920563
--------------------------------------------------------------------------------
                                                                (a)    [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (b)    [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    N/A
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Massachusetts
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
                         0
NUMBER OF         --------------------------------------------------------------
SHARES             8.    SHARED VOTING POWER
BENEFICIALLY             3,559,857
OWNED BY          --------------------------------------------------------------
EACH               9.    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON            --------------------------------------------------------------
WITH              10.    SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,559,857
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
    CERTAIN SHARES*
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    37.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D


CUSIP No. 759924103                                          Page 4 of 14 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Rain Acquisition Corp.
    No S.S. or IRS Identification Number
--------------------------------------------------------------------------------
                                                                (a)  [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    N/A
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                 7. SOLE VOTING POWER
NUMBER OF           0
SHARES          ----------------------------------------------------------------
BENEFICIALLY     8. SHARED VOTING POWER
OWNED BY            0
EACH            ----------------------------------------------------------------
REPORTING        9. SOLE DISPOSITIVE POWEREACH
PERSON              0
WITH            ----------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,559,857
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
    CERTAIN SHARES*
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    37.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    CO
 -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

CUSIP No. 759924103                                          Page 5 of 14 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    G. Drew Conway
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    ###-##-####
--------------------------------------------------------------------------------
                                                                (a)    [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (b)    [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    N/A
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Massachusetts
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
                         0
NUMBER OF         --------------------------------------------------------------
SHARES             8.    SHARED VOTING POWER
BENEFICIALLY             3,559,857
OWNED BY          --------------------------------------------------------------
EACH               9.    SOLE DISPOSITIVE POWER
REPORTING                0
PERSON            --------------------------------------------------------------
WITH              10.    SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,559,857
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
    CERTAIN SHARES*
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    37.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER
          -------------------

     This statement on Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of Renaissance Solutions, Inc. (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 55 Old Bedford Road, Lincoln, Massachusetts 01773.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     (a) The names of the persons filing this statement are, G. Drew Conway ("Conway") President and Chief Executive Officer and 49% stockholder of The Registry, Inc., a Massachusetts corporation ("Registry"), Registry and Rain Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Registry ("Sub" and together with Conway and Registry, the "Filing Persons"). The filing of this statement by Conway shall not be construed as an admission that he is the beneficial owner of any securities covered by this statement and he expressly disclaims any such beneficial interest.

     (b) The address of the principal business and principal office of the Filing Persons is 189 Wells Avenue, Newton, Massachusetts 02159.

     (c) Sub was incorporated solely for the purpose of merging with and into Issuer, and has no other business. Set forth in Schedule A is the name, citizenship, business or residence address, and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Sub, as of the date hereof.

     Registry's principal business is information technology consulting services. Set forth in Schedule B is the name, citizenship, business or residence address, and present principal occupation or employment, as such occupation or employment is conducted, of each of the directors and executive officers of Registry, as of the date hereof.

     (d) Conway is the President and Chief Executive Officer of Registry.
During the last five years, none of the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) During the last five years, none of the Filing Persons, nor to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 19, 1997, among Registry, Sub, and the Issuer, and subject to the conditions set forth therein (including approval by the stockholders of the Issuer and Registry and approvals of applicable regulatory authorities), Sub will be merged with and into the Issuer (the "Merger"), and each share of Common Stock (except as otherwise provided in the Merger Agreement) will be converted into the right to receive 0.80 shares of common stock of Registry.

     Concurrently with the execution and delivery of the Merger Agreement, Registry and Sub entered into a Stockholder Agreement with each of O. Bruce Gupton, David A. Lubin, Melissa E. Norton, The David A. Lubin Children's Trust, The Pine Point Foundation, Henry M. Lasker, The Harry M. Lasker Children's Trust, and The Red Farm Charitable Trust (collectively, the "Stockholders"), pursuant to which, among other things, the Stockholders, severally and not jointly, have agreed to vote the shares of Common Stock then owned, currently or thereafter acquired, in favor of the Merger and have granted to Sub an irrevocable proxy (coupled with an interest) to vote such shares of Common Stock in favor of the Merger.

     The description of the Merger Agreement, the Stockholder Agreement, and the Registration Rights Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhibits 1, 2, and 3 hereto, respectively.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

     (a)-(b) The purpose of the transaction is to facilitate the approval of the Merger by the stockholders of the Issuer.

     (c)-(i)   Not applicable.

     (j) Other than as described above, the Filing Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Filing Persons reserve the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     (a)-(b) As a result of the Stockholder Agreement, the Filing Persons may be deemed to be the beneficial owners of 3,559,857 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission (the "SEC"), such shares constitute approximately 37.6% of the issued and outstanding shares of Common Stock.

     To the knowledge of the Filing Persons, no shares of Common Stock are beneficially owned by any of the persons named in either Schedule A or Schedule B.

     (c) Neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B, has effected any transaction in the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

     Pursuant to the Merger Agreement and Stockholder Agreement, Registry and the Stockholders also entered into a Registration Rights Agreement dated as of May 19, 1997 which appears as Exhibit 3 hereto. Other than the Merger Agreement, the Stockholder Agreement, and the Registration Rights Agreement, to the best knowledge of the Filing Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

Exhibit          Description
-------          ---------
   1.            Agreement and Plan of Merger, dated as of May 19, 1997, among
                 The Registry, Inc., Rain Acquisition Corp., and Renaissance
                 Solutions, Inc. is incorporated herein by reference to the Registry's current report on Form 8-K, Exhibit 2.1, as filed with the SEC on May 23, 1997.

   2. Stockholder Agreement, dated as of May 19, 1997, among The Registry, Inc., Rain Acquisition Corp. and the Stockholders is incorporated herein by reference to the Registry's current report on Form 8-K, Exhibit 10.1, as filed with the SEC on May 23, 1997.

   3. Registration Rights Agreement, dated as of May 19, 1997, among The Registry, Inc. and the Stockholders is incorporated 4. herein by reference to the Registry's current report on Form 8-K, Exhibit 10.2, as filed with the SEC on May 23, 1997 .

   4.            Joint Filing Agreement between The Registry, Inc. and Rain
                 Acquisition Corp.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 27, 1997                     RAIN ACQUISITION CORP.



                                         By: /s/ G. Drew Conway
                                             ---------------------
                                         Name:   G. Drew Conway
                                         Title:  President


                                         THE REGISTRY, INC.



                                         By: /s/ G. Drew Conway
                                            ----------------------
                                         Name:   G. Drew Conway
                                         Title:  President

                                         By: /s/ G. Drew Conway
                                            ----------------------
                                         Name:   G. Drew Conway

                                                                      Schedule A
                                                                      ----------

                       DIRECTORS AND EXECUTIVE OFFICERS
                           OF RAIN ACQUISITION CORP.

          The name, business address and title with Rain Acquisition Corp., and present principal occupation or employment, of each of the directors and executive officers of Rain Acquisition Corp. are set forth below. Except as indicated, each person's business address is 189 Wells Avenue, Newton, Massachusetts 02159. Each person listed below is a citizen of the United States.

                              Board of Directors
                              ------------------

                                            Present Principal
    Name and Title                             Occupation
    --------------                          -----------------

G. Drew Conway, Director,               Chief Executive Officer and President,
President                               The Registry, Inc.

Robert E. Foley, Director, Vice         Chief Financial Officer, The
President and Treasurer                 Registry, Inc.

Richard L. Bugley, Director, Vice       General Counsel, The Registry, Inc.
President and Secretary

                                                                      Schedule B
                                                                      ----------

                       DIRECTORS AND EXECUTIVE OFFICERS
                             OF THE REGISTRY, INC.

          The name, business address and title with Registry, and present principal occupation or employment, of each of the directors and executive officers of Registry are set forth below. Except as indicated, each person's business address is 189 Wells Avenue, Newton, Massachusetts 02159. Each person listed below is a citizen of the United States.

      Name and Title                    Present Principal Occupation
      --------------                    ----------------------------
G. Drew Conway, President, Chief        President, Chief Executive Officer
Executive Officer and Director          and Director, The Registry, Inc.

Robert E. Foley, Chief Financial        Chief Financial Officer and
Officer and Treasurer                   Treasurer, The Registry, Inc.

Mark W. Biscoe, Vice President,         Vice President, Northeast Region, The
Northeast Region                        Registry, Inc.

Christopher T. Cain, Vice President,    Vice President, Southwest Region, The
Southwest Region                        Registry, Inc.

Anthony F. Carusone, Vice President,    Vice President, Southeast Region, The
Southeast Region                        Registry, Inc.

Christopher B. Egizi, Vice President,   Vice President, Midwest Region, The
Midwest Region                          Registry, Inc.

James F.J. McKee, Vice President,       Vice President, Western Region, The
Western Region                          Registry, Inc.

Martin E. Goober, Vice President        Vice President, Operations, The
Operations                              Registry, Inc.

David E. Jackson, Vice President,       Vice President, Network Systems
Network Systems Consulting Practice     Consulting Practice, The Registry,
                                        Inc.

Robert P. Badavas, Director             President and Chief Executive
                                        Officer, Cerulean Technology, Inc.

Paul C. O'Brien, Director               President, The O'Brien Group, Inc.

                                 Exhibit Index
                                 -------------

Exhibit                    Description                          Page
-------                    -----------                          ----

1.         Agreement and Plan of Merger, dated as of May          *
           19, 1997, among The Registry, Inc., Rain
           Acquisition Corp., and Renaissance Solutions,
           Inc. is incorporated herein by reference to the
           Issuer's current report on Form 8-K, Exhibit 2.1,
           as filed with the SEC on May 23, 1997.

2.         Stockholder Agreement, dated as of May 19,             *
           1997, among The Registry, Inc., Rain
           Acquisition Corp. and the Stockholders is
           incorporated herein by reference to the Issuer's
           current report on Form 8-K, Exhibit 2.2, as filed
           with the SEC on May 23, 1997.

3.         Registration Rights Agreement, dated as of May         *
           19, 1997, among The Registry, Inc. and the
           Stockholders is incorporated herein by reference
           to the Issuer's current report on Form 8-K,
           Exhibit 2.3, as filed with the SEC on May 23,
           1997.

4.         Joint Filing Agreement between G. Drew Conway The     13
           Registry, Inc. and Rain Acquisition Corp

                                                                   Page 13 of 14